Filed by WSFS Financial Corporation

pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Bryn Mawr Bank Corporation

Commission File Number: 001-35746

Frequently Asked Questions Regarding the Combination of WSFS + BMT

Updated as of: March 25, 2021

WSFS’ Promise to BMT

•	We will be transparent and communicate decisions as they are made. When we know, you’ll know.
•	Whenever possible, we will refrain from filling open positions, to gauge the level of interest from BMT employees about joining our combined company.

•	We will consider anyone who is interested in staying with our combined company, even if that means exploring opportunities outside of one’s current role.

•	We will be upfront on all matters and always treat everyone fairly and with respect.

We will share regular communications regarding our combination. We use these newsletters to keep everyone updated on the integration process and to answer questions that we receive. We’ll continue to update questions as decisions are made so please continue to check back. We will always change the date at the top of the page, so you know when the last time the document was updated.

Please remember to send any questions, thoughts or feedback regarding our combination to onmymind@wsfsbank.com. We look forward to keeping an open dialogue.

The integration framework for the combination of our companies will consist of five workstreams coordinated through an Integration Management Office (IMO) that will be led by a Steering Committee. The five workstreams consist of:

•	Talent integration with the initial priorities of retention and job placement.
•	Culture integration will assess and better understand each Company’s cultural tenets and bring ONEBMT and ONEWSFS together to perform as ONETEAM.
•	Wealth integration with immediate priorities of Client and Associate communication and engagement as well as the top-level organizational design. Additional aspects of integration planning will be facilitated by a combination of external and internal resources including branding, the strategy and business model design, and systems architecture.
•	Bank integration and conversion with an initial focus on developing a timeline and a decision for a conversion approach as well as Customer/Client and Associate communications and engagement.
•	One additional workstream consists of identifying and managing prioritized pre-conversion projects at WSFS that provide important foundational improvements to ensure a successful integration and conversion.

Questions and the corresponding answers will be categorized by workstream to make it easier to find the answers to your questions.

Please use the hyperlinks below to jump down to that section of this document.

•	Talent
•	Pre-conversion
•	Bank Integration and Conversion
•	Wealth Integration
•	Culture Integration

Talent

Should I be looking for a new job?

BMT employees and WSFS Associates continue to be a priority throughout this combination. The HR teams with support from executive management teams at WSFS and BMT have already begun working to evaluate roles and responsibilities across the two companies. There will be expanded opportunities and a focus on job retention.

When will I know if I have a job?

We anticipate making final decisions on most jobs and roles by the end of June. While some positions will be eliminated, there will be opportunities throughout the combined company to continue employment. WSFS is a growing organization and will have open positions to support the combined nearly $20 billion company.

What kind of resources will be provided to individuals that will be displaced?

For those employees ultimately displaced, WSFS will assist them to find other career opportunities by providing career placement assistance services. WSFS will offer severance assistance based on years of service, which we believe will bridge the career transitions for those displaced.

Will the location of jobs change?

Our goal is to minimize disruption and to keep as much in place as possible through integration. In the weeks ahead, management at both BMT and WSFS will work closely to determine the most effective way to support the combined nearly $20 billion company. We will share details about where various roles and functions will reside as soon as those details are finalized.

Will I still have benefits?

BMT benefits will remain in place until closing. WSFS offers a comprehensive and competitive benefits program that will be available to BMT employees. We will provide much more detail on benefits as we get closer to closing.

Will I still be reimbursed for tuition? Can I enroll in additional classes?

BMT benefits, including tuition reimbursement, will remain in place until closing. Please consult with your manager before enrolling in any additional classes.

2

Can I still take PTO?

Yes. Your PTO will remain intact until closing. As always, please make sure your manager is aware of your plans to take PTO.

If there is an open position at WSFS, should I go ahead and apply for that role now?

There are open jobs at WSFS, and we want to ensure we give opportunities to BMT employees to apply. However, there is also a business to run at BMT and it is important that we are thoughtful in our combined approach. If there is a role that you are interested in, please contact your Human Resource Business Partner (HRBP) to discuss the opportunity. WSFS and BMT will evaluate these opportunities on a case-by-case basis.

Pre-Conversion

What initiatives will be included as part of the pre-conversion workstream?

This workstream will focus on identifying and managing prioritized pre-conversion projects that provide important foundational improvements to ensure a successful integration and conversion. The initiatives for this workstream are still being finalized and will be prioritized based on their importance as it relates to the conversion.

Will the BMT combination impact WSFS’ Delivery Transformation efforts?

This combination does not change WSFS’ overall strategy or commitment to our Delivery Transformation (DT) initiative; however, it significantly increases the upside potential of our investments as we scale the benefits across larger business lines and operational footprint.

Much of the DT investment is focused on improved Customer and Client experiences, speed to market, and higher engagement and loyalty. Our business cases and anticipated benefits were developed from the stand-alone WSFS bank and Wealth businesses. The increased scale, customers, and reach of the combined organization only enhances the anticipated benefit from our DT investment and those benefits are upside to the transaction model and expected returns.

We are in the process of prioritizing our efforts to align resources to support DT and ensure a seamless integration process.

Bank Integration and Conversion

What is the timing of the combination?

The projected closing of the combination of our two organizations is projected to be early in the fourth quarter of this year. We do not have an exact date but will communicate when it is available.

Is the BMT management team staying on?

BMT’s CEO, Frank Leto, will join the Board of WSFS and WSFS looks forward to working with the rest of the current Executive Management Team through the integration of our two companies.

3

BMT was moving to a full-time remote workforce for those employees who are currently working from home. Will WSFS adopt this approach?

Our Associates have demonstrated their ability to work remotely productively and effectively. They are the “secret sauce” that drives our success and living our culture is what makes WSFS so special. A key tenet of our culture is collaboration and being together to support each other and our Customers. Our future workplace strategy will emphasize collaboration while providing flexibility.

How many retail banking offices will close as part of our combination?

Our banks share many of the same markets. We anticipate consolidating approximately 30% of the combined physical banking offices due to geographic overlap and opportunities to optimize within the network. We are in the process of evaluating the entire footprint of our combined Company to identify consolidations. As always, we will communicate forthrightly and frequently, so everyone is informed and kept up to date.

When will we find out which banking offices will be consolidated?

We are finalizing our evaluation of the entire footprint and anticipate communicating decision regarding our retail banking network around the middle of April.

Tell us a little bit about the WSFS retail model?

WSFS operate a Universal Banker model within the Retail Banking Division. That means our Associates are trained to handle all aspects of running a retail banking office from account openings, to accepting loan applications, handling account maintenance and service requests from Customers and running teller transactions. As a result of this model and the extensive training required to prepare our universal bankers, these roles are full-time positions.

Will my branch hours remain the same?

For the time being, all branch hours will remain the same.

Are we still opening accounts and taking loans?

Yes. It is business as usual. BMT should continue opening accounts and accepting loan applications. It’s important that we all focus on meeting our goals in 2021 and serving our Customers and Clients.

Can our BMT Clients start to use the WSFS branches?

Clients will not have access to their BMT accounts at WSFS branches until after the integration of systems is complete, which is to be determined and most likely will not occur until sometime in the first quarter of 2022, after closing.

Wealth Integration

What does this mean for our wealth business?

There is a lot of opportunity for collaboration between our wealth businesses. We complement each other in numerous ways and there is tremendous opportunity for growth in the space. We will evaluate our products and services over the next year as a team. For now, it is business as usual.

4

What is the timing for the Wealth integration of BMT?

Wealth leadership will begin working on an integration plan shortly, which will include a review of our combined products and services, technology, facilities, and marketing/branding strategies. We envision that it will take up to a year before we implement changes, some which will be subject to existing contractual obligations. We will provide periodic updates and are committed to working together for a smooth integration for you and our clients. With our combined integration experience, we are confident it will be a seamless process and ask for your patience and assistance to make sure it is done well.

What are WSFS’ plans for the BMT insurance business?

As we have done in the past, we will take a measured approach to how we integrate all business lines as part of the combination. At this point, we will continue to evaluate all our options and we have not reached any conclusions at this point in time. The insurance business continues to operate as it has been.

How will BMT Wealth be integrated into WSFS’s wealth management services?

WSFS and BMT Wealth will continue to run as business as usual into 2022. During this time, we will be actively collaborating to establish our strategic plan to maximize the opportunities of our combined organization. Our combined organization will be led by Art Bacci, Chief Wealth Officer, and Jennifer Fox, President. Working together and with input from the Board of Directors, they will determine the appropriate organizational structure, leadership and strategy.

Will my job with the wealth organization change?

We do not anticipate changes in the next nine to twelve months as we work through the integration plan. We will keep everyone informed and updated on decisions as they are made.

What offices will the Wealth team be based out of?

We will continue to work in the same places we always have in the short term. We will have offices in Delaware, Pennsylvania, and New Jersey. We will evaluate space as part of a return to the office process and flexible work environment.

Will we be adding WSFS or BMT products and solutions to our wealth clients?

We will continue to evaluate our two businesses to build the best wealth management business for our combined clients. We are committed to discussing this together as a team and making the best decisions for our Clients.

If a Client asks me if this is good for them or if I think this is a good thing, what should I say?

This is an opportunity to build the foundation for the wealth management business of the future to serve our Clients and create opportunities for you. Both of our organizations serve a national footprint. We will now have more teams available across a larger footprint, with more resources to serve our communities with the personal service we are known for. We will have the scale to offer Clients services to meet their evolving needs with local know-how and local decision-makers. That’s the advantage of our deep community roots. By combining our strengths, we are significantly solidifying our position as the largest and preeminent locally headquartered bank and a premier wealth management business in the region.

5

Culture Integration

What is the role of the Culture integration workstream as part of this combination?

The Culture Integration workstream will be comprised of WSFS and BMT team members and will work together to:

•	Assess and better understand each Company’s culture tenets; how it feels to be part of the BMT and WSFS organizations
•	Listen to our colleagues and lead with their best interests in mind
•	Identify similarities and differences in our cultures
•	Learn what is special and treasured by each organization
•	Connect the dots to see how our integrated culture may be enhanced by our combination
•	Leverage our learnings to heighten culture awareness and to inform considerations and organizational decisions
•	Thoughtfully apply our “culture voice” to all communications
•	Look through our “culture lens” as we reach critical milestones and work through various situations
•	Bring ONEBMT and ONEWSFS together to perform as ONETEAM

How will this combination impact culture?

WSFS’ culture is the fabric of our Company. It is very dear and special to us. Keeping it intact is all our responsibility. We are very mindful of our culture, and we will stay close to all of you as we continue to grow. Please be reminded that in the past 12 years, WSFS grew from $2.5 billion to over $14 billion, and we more than tripled our number of Associates. A lot of what we did to safeguard our culture these past years, we will do again. As part of our growth, we’ve enhanced our culture with Associates that have joined us from previous combinations. We look forward to continuing that tradition as part of this combination. Our culture is the thread that will keep us connected and continues to keep our expanded footprint closer together.

How can WSFS stay a community-focused company with all this growth?

WSFS and BMT are both community-focused companies with rich histories of serving our region. Our combination will provide additional scale that will allow us to continue to build on this legacy of service to our region. As the only locally headquartered bank and wealth management franchise in the region, we are uniquely positioned to grow market share and positively impact our region with the local knowledge and decision making. As part of our combination, WSFS is making a $2 million grant to the WSFS CARES Foundation to support underserved communities. Both companies’ long-standing commitment to serve their communities will remain vital to WSFS’ future.

6

Important Additional Information will be Filed with the SEC

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed acquisition by WSFS Financial Corporation (“WSFS”) of Bryn Mawr Bank Corporation (“Bryn Mawr”). No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the proposed transaction, WSFS will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of WSFS and Bryn Mawr and a prospectus of WSFS (the “Joint Proxy/Prospectus”), and each of WSFS and Bryn Mawr may file with the SEC other relevant documents concerning the proposed transaction. The definitive Joint Proxy/Prospectus will be mailed to stockholders of WSFS and Bryn Mawr. STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY WSFS AND BRYN MAWR, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WSFS, BRYN MAWR AND THE PROPOSED TRANSACTION.

Free copies of the Registration Statement and the Joint Proxy/Prospectus, as well as other filings containing information about WSFS and Bryn Mawr, may be obtained at the SEC’s website (http://www.sec.gov) when they are filed. You will also be able to obtain these documents, when they are filed, free of charge, by directing a request to WSFS Financial Corporation, WSFS Bank Center, 500 Delaware Avenue, Wilmington, Delaware 19801 or by directing a request to Bryn Mawr Bank Corporation, 801 Lancaster Avenue, Bryn Mawr, Pennsylvania 19010.

Participants in the Solicitation

WSFS, Bryn Mawr and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of WSFS or Bryn Mawr in respect of the proposed transaction. Information about WSFS’s directors and executive officers is available in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 23, 2020, and other documents filed by WSFS with the SEC. Information regarding Bryn Mawr’s directors and executive officers is available in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 6, 2020, and other documents filed by Bryn Mawr with the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy/Prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of this document may be obtained as described in the preceding paragraph.

7

Forward-Looking Statements

This communication contains estimates, predictions, opinions, projections and other “forward-looking statements” as that phrase is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements relating to the impact WSFS and Bryn Mawr expect their proposed merger to have on the combined entity’s operations, financial condition, and financial results, and WSFS’s and Bryn Mawr’s expectations about their ability to successfully integrate their respective businesses and the amount of cost savings and overall operational efficiencies WSFS and Bryn Mawr expect to realize as a result of the proposed acquisition. The forward-looking statements also include predications or expectations of future business or financial performance as well as goals and objectives for future operations, financial and business trends, business prospects, and management’s outlook or expectations for earnings, revenues, expenses, capital levels, liquidity levels, asset quality or other future financial or business performance, strategies or expectations. The words “believe,” “intend,” “expect,” “anticipate,” “strategy,” “plan,” “estimate,” “approximately,” “target,” “project,” “propose,” “possible,” “potential,” “should” and similar expressions, among others, generally identify forward-looking statements. Such forward-looking statements are based on various assumptions (many of which are beyond the control of WSFS and Bryn Mawr) and are subject to risks and uncertainties (which change over time) and other factors which could cause actual results to differ materially from those currently anticipated. Such risks and uncertainties include, but are not limited to, the possibility that the proposed acquisition does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the delay in or failure to close for any other reason; changes in WSFS’s share price before closing; the outcome of any legal proceedings that may be instituted against WSFS or Bryn Mawr; the occurrence of any event, change or other circumstance that could give rise to the right of one or both parties to terminate the merger agreement providing for the merger; the risk that the businesses of WSFS and Bryn Mawr will not be integrated successfully; the possibility that the cost savings and any synergies or other anticipated benefits from the proposed acquisition may not be fully realized or may take longer to realize than expected; disruption from the proposed acquisition making it more difficult to maintain relationships with employees, customers or other parties with whom WSFS or Bryn Mawr have business relationships; diversion of management time on merger-related issues; risks relating to the potential dilutive effect of the shares of WSFS common stock to be issued in the proposed transaction; the reaction to the proposed transaction of the companies’ customers, employees and counterparties; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on WSFS, Bryn Mawr and the proposed transaction; and other factors, many of which are beyond the control of WSFS and Bryn Mawr. We refer you to the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of WSFS’s Annual Report on Form 10-K for the year ended December 31, 2020, Bryn Mawr’s Annual Report on Form 10-K for the year ended December 31, 2020 and any updates to those risk factors set forth in WSFS’s and Bryn Mawr’s Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings, which have been filed by WSFS and Bryn Mawr with the SEC and are available on the SEC’s website at www.sec.gov. All forward-looking statements, expressed or implied, included herein are expressly qualified in their entirety by the cautionary statements contained or referred to herein. The actual results or developments anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on WSFS, Bryn Mawr or their respective businesses or operations. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date on which they are made. Neither WSFS nor Bryn Mawr undertakes any obligation, and specifically declines any obligation, to revise or update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as specifically required by law.

8